SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

KELLWOOD COMPANY
(Name of Subject Company)

KELLWOOD COMPANY
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

488044108
CUSIP Number of Class of Securities

Robert C. Skinner, Jr.
Chairman, President and Chief Executive Officer
Kellwood Company
420 Fifth Avenue
New York, New York 10018
Telephone: 212.329.8050
Facsimile: 212.329.8090

Copies To:

Thomas H. Pollihan Kellwood Company 600 Kellwood Parkway St. Louis, MO 63017 Telephone: 314.576.3100 Fax: 314.576.3279	Howard E. Steinberg McDermott Will & Emery LLP 340 Madison Avenue New York, New York 10173-1922 Telephone: 212.547.5415 Fax: 212.547.5444	Robert A. Schreck, Jr. McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606-5096 Telephone: 312.984.7582 Fax: 312.984.7700

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to an unsolicited tender offer by Cardinal Integrated, LLC (“Purchaser”), an affiliate of Sun Capital Securities Group, LLC (“Sun Capital”) to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of Kellwood Company, a Delaware corporation (the “Company”), together with, unless and until validly redeemed by the Company’s Board of Directors, the associated Preferred Stock Purchase Rights issued as a dividend on the Common Stock and governed by the Rights Agreement, dated April 19, 2007, by and between the Company and American Stock Transfer Company, as rights agent (the “Rights Plan”). The Common Stock and the associated preferred stock purchase rights are referred to collectively in this Schedule 14D-9 as the “Common Stock.”

Item 1.	Subject Company Information.

(a) The name of the subject company is Kellwood Company, a Delaware corporation. The address and telephone number of the Company’s principal executive office is 600 Kellwood Parkway, Chesterfield, Missouri 63017, (314) 576-3100.

(b) The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Common Stock, par value $0.01 per share (together with the associated Preferred Stock Purchase Rights), of which there were 22,380,438 shares outstanding as of January 18, 2008, with an additional 4,365,925 shares reserved for issuance under the Company’s equity compensation plans, of which 1,965,211 shares are issuable upon or otherwise deliverable in connection with the exercise of outstanding options and deferred stock units issued pursuant to such plans.

Item 2.	Identity and Background of Filing Person

(a) The name, address and business telephone number of the Company, which is the filing person, are set forth in Item 1(a) above, which information is incorporated by reference. The Company’s website address is www.kellwood.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9 or incorporated herein by reference.

(b) This Schedule 14D-9 relates to the tender offer by Purchaser pursuant to which Purchaser has offered to purchase all outstanding shares of Common Stock at a cash purchase price of $21.00 per share. Purchaser intends to amend the Offer to reduce the purchase price to $19.50 net per share if the Company proceeds with and closes its Cash Tender Offer to repurchase up to $60,000,000, aggregate principal amount, of the Company’s 7.875% Senior Notes due 2009. The tender offer is being made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Purchaser with the Securities and Exchange Commission (the “SEC”) on January 15, 2008. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer.”

According to the Schedule TO, the business address and telephone number of Purchaser and Sun Capital is Sun Capital Securities Group, LLC, 5200 Town Center Circle, Suite 600, Boca Raton, Florida 33486, (561) 394-0550.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Schedule 14D-9 or in excerpts from the Company’s definitive proxy statement, dated April 27, 2007 annotated with information from the Company’s 8-K filings dated March 15, June 8, July 17, and October 29, 2007 (the “2007 Proxy Statement”), filed as Exhibit (e)(1) to this Schedule 14D-9, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (b) Purchaser, Sun Capital or their executive officers, directors or affiliates. The excerpts filed as Exhibit (e)(1) to this Schedule 14D-9 are incorporated herein by reference and include the information in the following sections of the 2007 Proxy

Statement: Compensation Discussion and Analysis, Summary Compensation Table for Fiscal Year 2006, All Other Compensation for 2006, Grants of Plan Based Awards for Fiscal Year 2006, Outstanding Equity Awards at Fiscal Year-End February 3, 2007, Option Exercises and Stock Vested for Fiscal Year 2006, Nonqualified Deferred Compensation for Fiscal Year 2006, Potential Payments Upon Termination or Change of Control Table for Fiscal Year 2006, Director Compensation, Director Compensation Table for Fiscal Year 2006, Security Ownership and Certain Relationships and Related Transactions.

According to the Schedule TO, Sun Capital owns 2,562,000 shares, or approximately 11.4% of the Common Stock of the Company on a non-diluted basis on such date as of January 18, 2008.

Any information incorporated by reference in this Schedule 14D-9 shall be deemed to be modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Stock Options

As of January 18, 2008, the directors and executive officers of the Company held options to purchase 360,650 shares of Common Stock, of which 310,339 shares were vested and exercisable as of that date, with exercise prices ranging from $16.50 to $42.37 and an aggregate weighted average exercise price of $30.09 per share. Immediately prior to a change of control, such as would occur if the Offer were consummated, the unvested options to purchase Common Stock held by executive officers will fully vest.

Employment Agreement and Change in Control Agreements

The Company has employment agreements with Robert C. Skinner, Jr., Chairman, President and Chief Executive Officer. The Company has change in control agreements with each of its executive officers, including W. Lee Capps, Chief Operating Officer; Gregory W. Kleffner, Chief Financial Officer; Thomas H. Pollihan, Executive Vice President, Secretary and General Counsel; and Donna B. Weaver, Vice President Corporate Communications. If, following consummation of the Offer, any of these individuals is terminated from their position or certain actions adverse to the individual are taken, such individual would be entitled to receive a payment under the agreement. For a description of the employment agreement and change in control agreements, please see the Compensation Discussion and Analysis section of the 2007 Proxy Statement filed as Exhibit (e)(1). In addition, the Company has a Change in Control Severance Plan for all exempt employees (approximately 150 individuals) in the corporate office, which provides that instead of the normal severance pay of one week of salary for each year of employment, that upon termination following a change in control, such as would occur following consummation of the offer by Sun Capital, such individual would be entitled to one month of salary for each year of employment. All of the foregoing were entered into in the ordinary course of business pursuant to agreements entered into prior to commencement of the Offer.

Item 4.	The Solicitation or Recommendation

(a)	Solicitation/Recommendation.

After careful consideration, including a thorough review of the terms and conditions of the Offer with the Company’s financial and legal advisors, the Board of Directors determined to take no position and make no recommendation with respect to the Offer. The Board of Directors determined at a meeting on January 27, 2008, to announce its willingness to remove all impediments to the Offer that are in the control of the Company, so that the Offer may be consummated on February 12, 2008, subject to the Purchaser and Sun Capital acquiring in the Offer a number of shares of Common Stock that, when added to shares already owed by Sun Capital, constitute a majority of the then outstanding shares of Common Stock on a fully diluted basis (the “Majority Condition”).

Prior to the expiration of the Offer on February 12, 2008, the Company intends to rescind the Note Tender and give the requisite approvals under Delaware law, its charter and its Rights Plan so that they would not impede the consummation of the Offer on February 12, 2008 at a per share cash tender offer price of $21.00 (collectively, the “Kellwood Approval Conditions”), subject to the Majority Condition being satisfied and subject to the Company not making a determination that a transaction with a third party has a reasonable likelihood of delivering a per share price in excess of $21.00. The Company believes that if the Majority Condition and the Kellwood Approval Conditions have been satisfied, the Purchaser will be obligated to consummate the Offer.

The Company’s financial advisors, Banc of America Securities LLC (“Banc of America”) and Morgan Stanley & Co. Incorporated, (“Morgan Stanley”) will approach third parties who have previously contacted the Company, and other third parties, including Sun Capital, to seek an alternative transaction with a value above $21.00 per share. The Company does not intend to disclose developments with respect to this process. If the Company makes a determination that a transaction with such third party has a reasonable likelihood of delivering value above $21.00 per share, Kellwood reserves the right to not remove the impediments to the Offer.

The Board of Directors has determined that a stockholder’s decision regarding whether or not to tender its shares in the Offer is a personal investment decision based upon each individual stockholder’s particular circumstances. The Board of Directors urges each stockholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer price in light of the stockholder’s own investment objectives, the stockholder’s views as to the Company’s prospects and outlook, the factors considered by the Board of Directors, as described below, and any other factors that the stockholder deems relevant to its investment decision. The Board of Directors also urges each stockholder to consult with its financial and tax advisors regarding the Offer.

A form of a press release communicating the position of the Board of Directors and a letter to the Company’s associates are filed as Exhibits (a)(1) and (a)(2), respectively, and are incorporated by reference.

(b)	Background of the Offer; Reasons for Recommendation

Background

On June 8, 2007, Sun Capital filed a Schedule 13D with the SEC disclosing that on May 29, 2007 Sun Capital increased its ownership of Company Common Stock to 1,419,600 shares, constituting 5.5% of the outstanding Common Stock and that through the date of the report it had increased its ownership to 2,083,000 shares of Common Stock, constituting approximately 8.0% of the outstanding shares of Common Stock. In a letter dated June 8, 2007, Sun Capital notified the Company that it was making the necessary filings under the Hart-Scott-Rodino Act (“HSR Act”) and requested a meeting with management.

On June 9, 2007, management and certain directors had a meeting with representatives of Banc of America and McDermott Will & Emery LLP, the Company’s outside legal counsel (“McDermott”) to discuss the directors’ fiduciary duties. The Board directed management, Banc of America and McDermott to gather relevant information and prepare reports. The Company also authorized preparation and filing of information under the HSR Act.

On June 28, 2007, Mr. Skinner, along with Gregory W. Kleffner, Thomas H. Pollihan and Samuel W. Duggan II of Kellwood, met with Jason Neimark, Jason Bernzweig and Jonathan Borell of Sun Capital in their New York office. The Company discussed matters of interest to stockholders generally. Only publicly available information was discussed.

On July 26, 2007, Sun Capital filed an amendment to its Schedule 13D, disclosing an increase of its ownership of Common Stock to 2,412,000 shares, approximately 9.3% of the outstanding shares of Common Stock. On that day, representatives of Sun Capital contacted a representative of Banc of America to inquire if Company management would consider going private. Representatives of Sun Capital advised representatives of Banc of America that they saw the Company as an attractive candidate to go private. Representatives of Banc of America referred representatives of Sun Capital to the Company. Later that day Jason Neimark and Jason Bernzweig contacted Mr. Skinner and in the course of their conversation indicated that the Company should consider restructuring and that restructuring may be more efficient as a private company. They then inquired whether the Company would consider going private and, if so, stated that Sun Capital would be interested in taking the Company private. Mr. Skinner said that the Company was not for sale. Executive management of the Company held a conference call with representatives of Banc of America and McDermott that afternoon. A special meeting of the Board of Directors was called for July 30, 2007.

On July 30, 2007, the Board of Directors held a special meeting. The Board of Directors reviewed the long-term financial plan and Banc of America provided its views and analysis. The Board of Directors reviewed its legal and fiduciary duties with its legal advisors and discussed strategic options and valuation issues with management and the Company’s advisors. The Board of Directors concluded that it was not the right time to pursue a sale of the Company or to take the Company private.

On August 15, 2007, Jonathan Borell of Sun Capital called Mr. Skinner to inquire whether the Company had considered going private. Mr. Skinner reiterated the Board of Directors’ position that it was not the right time to take the Company private.

On September 6, 2007, the Company held a regularly scheduled meeting of the Board of Directors and reported its second quarter results, including the reorganization of its women’s sportswear business. On September 7, 2007, the Company filed its report on Form 10-Q for the quarter ended August 4, 2007.

On September 18, 2007, after the close of the stock market, Mr. Skinner received a message from Sun Capital that a written proposal would be forthcoming from Sun Capital. Later that evening, the Company received such proposal. The night of September 18, 2007, the Company issued a press release announcing receipt of a nonbinding proposal from Sun Capital that offered to purchase all of the outstanding Common Stock for $21.00 per share, subject to certain conditions. The text of Sun Capital’s proposal is as follows:

SUN CAPITAL SECURITIES GROUP, LLC
5200 Town Center Circle, Suite 600
Boca Raton, Florida 33486
561-394-0550
September 18, 2007

The Board of Directors
Kellwood Company
c/ o Mr. Robert C. Skinner Jr.
Chairman & Chief Executive Officer
420 5th Avenue, 28th Floor
New York, NY 10018

Members of the Board:

Sun Capital Securities Group, LLC and its assigns (“Sun Capital”) is pleased to submit this non-binding proposal to acquire 100% of the capital stock of Kellwood Company (“Kellwood” or the “Company”) for $21.00 per share in cash. Our proposal represents a premium of 38% to the most recent closing price of $15.17.

Sun Capital will require 30 days of financial and legal diligence to finalize its proposal. We are prepared to bridge the entire purchase price from our own capital, and there will be no financing contingency in the definitive purchase and sale agreement. Our strong preference is for management to retain their leadership roles going forward, although our proposal is not contingent or otherwise predicated on management’s participation.

This letter represents only the intent of Sun Capital, does not constitute a contract or agreement, is not binding, and shall not be enforceable against Sun Capital.

          Background and Rationale for Proposal

As you know, Sun Capital has been a shareholder of the Company since May 2007. We currently hold 2.56 million shares representing approximately a 9.9% ownership position on a fully diluted basis, which we believe makes Sun Capital the Company’s second largest shareholder.

As a significant shareholder, we want to thank management for the time they have spent with us over the past six months explaining their business strategy and listening to some of our ideas on how to maximize value for all shareholders. We too believe that Kellwood has a fundamentally attractive collection of assets, which, over time, could potentially generate higher levels of profitability and growth. In this regard, we greatly appreciate management’s efforts to drive the business and create shareholder value.

However, even before the disappointing financial results reported on September 6th, we have been troubled by the Company’s inconsistent financial performance. The Company’s stock price performance has also materially underperformed over the past several years on an absolute basis as well as relative to its peers. Such absolute and relative underperformance has sharply accelerated in the run up to and aftermath of the Company’s earnings announcement on September 6th. Furthermore, we do not see any visibility on a material and sustained recovery in shareholder value in the near to intermediate term absent a change in strategy.

Sun Capital believes that management has made a strong effort given the challenges the industry and the Company face, and the constraints Kellwood is under as a public company. Our fundamental concern is that, while the Company’s core assets may be attractive, those assets are not configured in a manner to maximize value for shareholders in both the near and long term. We believe that the steps necessary to maximize shareholder value will require more aggressive action than has currently been undertaken, will take time to implement and will be extremely difficult to execute in a public company context.

In conversations with management, we discussed these issues and, in that context, the potential benefits to all shareholders of a sale of the Company. Management suggested that we submit a specific proposal for review by the full Board to the extent we desire to pursue this course.

          Timing and Alternatives

Sun Capital has a long history of completing transactions quickly and efficiently. We are prepared to move forward on an expedited basis to reach a definitive agreement and consummate a transaction. At the same time, as a large shareholder of the Company, we are open to other alternatives that could generate more value, on a risk and time adjusted basis, for all shareholders. Accordingly, we would not object to the Company evaluating other potential alternatives in parallel with working with Sun Capital to finalize a transaction.

Please note that, while Sun Capital is open to other potential alternatives, we do not believe that time is on the Company’s side. We are concerned that a drawn out process to explore strategic alternatives, or waiting until the business or markets improve, holds a material risk of leading to a further diminution in shareholder value. Therefore, we hope that the Company does not hesitate in engaging in a process with Sun Capital, and we encourage the Company to explore in parallel only those alternatives which are credibly actionable in a reasonable time frame.

          Overview of Sun Capital

Sun Capital (www.SunCapPart.com), based in Boca Raton, Florida with offices in New York and Los Angeles, and with affiliate offices in London, Tokyo and Shenzhen, is a leading private investment firm focused on leveraged buyouts and investments in market leading companies. Sun Capital focuses on niche opportunities of corporate divestitures, turnarounds, underperformers and special situations that can benefit from our in-house operating professionals and experience. Sun Capital invests in companies with a leading position in their industry, long-term competitive advantages, and significant barriers to entry.

Sun Capital has nearly $10 billion of equity capital under management. With a team of over 150 people possessing significant operational and transactional experience, Sun Capital affiliates have invested in more than 165 companies, with aggregate sales in excess of $35 billion, since the firm’s inception in 1995.

Sun Capital has been the most acquisitive private investment firm in the U.S. over the past four years, closing 107 transactions from 2002-2006, including 30 acquisitions in 2005 and 33 transactions in 2006 and 27 transactions to date in 2007, and was recently listed in a leading M&A trade publication as the fifth most acquisitive company of any kind in the United States. Sun Capital has received numerous accolades over the years, including being named the Private Equity Firm of the Year for both 2003 and 2004 by the M&A Advisor, a leading periodical for the M&A industry. In addition, we have been highly acquisitive on a global basis, completing 23 international transactions since 2002, including 15 platforms.

          Next Steps

Thank you very much for your consideration, and we look forward to hearing from you soon. Sun Capital will be available to discuss our proposal with representatives of the Board at your convenience. In order to comply with its disclosure obligations, Sun Capital intends to amend its 13D by the close of business on Tuesday, September 18th to reflect our interest in acquiring the Company, at which time this letter will become public.

Kind Regards,

Jason G. Bernzweig
Vice President
Sun Capital Securities Group, LLC

On September 19, 2007, Sun Capital filed an amendment to its Schedule 13D disclosing ownership of 2,562,000 shares of Common Stock, constituting 9.9% of outstanding Common Stock. The filing included a copy of the nonbinding proposal letter as set forth above. Prior to the opening of the market, Mr. Pollihan issued a blackout notice with respect to trading in the Company’s Common Stock. On September 19, 2007, the Company filed a report on Form 8-K with the SEC disclosing receipt of the unsolicited proposal.

The Board of Directors of the Company met on September 20, 2007, with management and its outside legal advisor, McDermott, for preliminary discussions regarding Sun Capital’s proposal and to establish a process for properly evaluating the proposal. The Board of Directors’ legal advisors provided a detailed review of the fiduciary duties of a board of directors upon receipt of an unsolicited proposal such as the one received from Sun Capital. The Board of Directors and the Company’s management discussed the retention of a financial advisor to render financial advice in connection with Sun Capital’s proposal, and the Board of Directors approved the retention of Banc of America to act as financial advisor to the Company in connection with Sun Capital’s proposal.

On October 4, 2007, the Board of Directors held a meeting with its advisors and reviewed presentations from management and Banc of America concerning the Company’s long-term financial plan. The Board also reviewed the proposal by Sun Capital.

On October 16, 2007, the Board of Directors held a meeting in St. Louis, Missouri, to further review the long-term financial plan at which there were further reports by legal and financial advisors with respect to the proposal by Sun Capital.

On October 17, 2007, the Company issued a press release announcing that its Board of Directors had unanimously determined that the unsolicited proposal from Sun Capital was not in the best long-term interests of the Company and its stockholders. The Company announced that this decision came after careful consideration of the unsolicited proposal, and took into account the potential benefits that might be realized through the Company’s long-term strategy. Portions of the text of the Company’s announcement are as follows:

Kellwood Company announced today that its Board of Directors has unanimously determined that the Sun Capital Securities Group, LLC (Sun Capital) unsolicited proposal is not in the best long-term interests of Kellwood and its shareholders. The Company stated that this decision came after careful consideration of the unsolicited proposal of Sun Capital to pursue an acquisition of the Company at a price of $21 per share, and taking into account the potential benefits that may be realized through the Company’s previously announced long-term strategic plan.

Kellwood’s Board of Directors conducted a detailed review of the Company’s strategy for enhancing shareholder value. Their review included consultation with the Company’s independent financial advisor — Banc of America Securities LLC. The Board of Directors concluded that the unsolicited Sun Capital proposal significantly undervalues the strength of Kellwood’s expanded portfolio of brands and the Company’s opportunities for sales and earnings growth.

“Our Board is committed to enhancing shareholder value,” stated Robert C. Skinner, Jr., chairman, president and chief executive officer, “and the Sun Capital proposal is not consistent with this objective. We continue to believe that executing our corporate strategy to reinvigorate our core business, expand our penetration into higher profile, better and above price point brands, connect more directly with consumers, and utilize our operating infrastructure more efficiently to fund our growth will deliver greater value to our shareholders. Our Board is determined to enable all of its shareholders to participate in these future benefits resulting from the Company’s sales and earnings growth strategy.”

On October 22, 2007, the Executive Committee of the Board of Directors met by telephone and received an update on Sun Capital’s proposal. Sonnenschein Nath & Rosenthal LLP (“Sonnenschein”) was retained as special counsel for the Board of Directors. Subsequent meetings of the Board of Directors and the Executive Committee of the Board of Directors were attended by both McDermott and Sonnenschein.

On November 2, 2007, the Board of Directors of the Company held a meeting in which all directors participated. Management and the Company’s advisors updated the Board of Directors on activities related to Sun Capital. Banc of America provided analysis of the Company’s long-term financial plan.

On November 6, 2007 the Company announced its long-term financial plan and the entry into an agreement to sell its Smart Shirts business, and its intention to use the $162 million of gross proceeds from the sale of Smart Shirts to repurchase Common Stock and retire debt.

On November 7, 2007, a representative of Banc of America received a call from representatives of Sun Capital reiterating their unsolicited proposal. Later that day, the Board of Directors of the Company held a meeting at which the call from Sun Capital was discussed.

On November 12, 2007, the Company received a letter from Sun Capital reiterating its proposal. On November 12, 2007, the Executive Committee of the Board of Directors discussed the reassertion of the proposal and, following consultation with management and its advisors, determined to continue to reject the proposal.

On November 13, 2007, the Company issued a press release commenting on a letter it received from Sun Capital Securities Group, LLC on November 12, 2007. The unsolicited letter from Sun Capital Securities Group, LLC reiterated the terms of its September 18, 2007 proposal. The Company’s Board of Directors unanimously determined that the proposal was not in the best interests of Kellwood and its stockholders. A portion of the text of the press release is as follows:

Kellwood Company today commented on a letter it received from Sun Capital Securities Group, LLC (“Sun Capital”) on November 12, 2007:

“Yesterday’s letter from Sun Capital simply reiterates the terms of its September 18, 2007 proposal. As previously announced, after a careful review with the assistance of the Company’s independent financial advisors, the Board of Directors concluded that Sun Capital’s unsolicited proposal significantly undervalues the strength of Kellwood’s expanded portfolio of brands and the Company’s opportunities for sales and earnings growth, including the potential benefits of the execution of the Company’s strategic plan. The Board therefore unanimously determined that the proposal was not in the best interests of Kellwood and its shareholders.

The Kellwood Board strongly believes in the Company’s ability to successfully execute its strategic plan and provide greater value to its shareholders than Sun Capital’s proposal. As evidenced by the actions already undertaken, and through the continued execution of this plan, Kellwood is positioned to become a brand-focused marketing enterprise, leading to sustained sales growth and double digit increases in net earnings and earnings per share.”

On December 7, 2007, the Company filed its quarterly report on Form 10-Q for the quarter ended October 31, 2007 and released its results of operations and financial condition, filing a copy of the related press release on Form 8-K.

On January 3, 2008, the Executive Committee of the Board of Directors met and authorized an accelerated share repurchase (ASR) agreement with Bank of America, N.A., pursuant to which the Company planned to repurchase $80 million of its Common Stock (the “ASR Agreement”). On January 3, 2008, the first installment, constituting 2.5 million shares of Common Stock, was delivered to the Company pursuant to the ASR Agreement.

On January 8, 2008, the Company completed the sale of its Smart Shirts business and the Executive Committee of the Board of Directors authorized the repurchase of debt.

On January 9, 2008, the Company commenced a cash tender offer (the “Note Tender”) for up to $60,000,000 aggregate principal amount of its 7.875% Senior Notes due July 2009 utilizing a portion of proceeds from the sale of its Smart Shirts business. On January 10, 2008, the Company received a letter from Sun Capital urging the Company to terminate the Note Tender.

On January 10, 2008, the Executive Committee of the Board of Directors held a meeting with management and the Company’s legal and financial advisors to discuss Sun Capital’s letter regarding the Note Tender. In response to this letter, the Company filed a Report on Form 8-K and made the following statement on January 10, 2008:

As previously announced in our November 6, 2007 press releases related to the sale of Smart Shirts and Kellwood’s long-term financial plans, the proceeds of $162 million from the sale of Smart Shirts are being used to repurchase shares and reduce debt. As announced on January 3, 2008, the Company entered into an $80 million accelerated share repurchase (ASR) agreement, which is in addition to the 1.1 million shares repurchased for approximately $19.8 million under the Company’s September 2007 previous repurchase authorization. On January 9, 2008, the Company announced a cash tender offer for up to $60 million of debt, which comes due in July of 2009. Furthermore, the Company’s revolving credit facility has sufficient capacity to fund the Company’s ongoing growth plans at a lower cost than the debt to be repurchased.

The Board believes that buying back stock and maintaining an appropriate capital structure delivers significant value to our stockholders. The Board, the Company and its independent advisors have carefully evaluated the best uses for its cash and Kellwood is confident that its plans will advance shareholder value.

On January 10, 2008, Sun Capital filed an amendment to its Schedule 13D disclosing its January 10, 2008 letter to the Company regarding the Note Tender and indicating that its share ownership continued to be 2,562,000 shares of Common Stock.

On January 15, 2008, Sun Capital issued a press release announcing the Offer of $21.00 per share, subject to certain conditions, and filed a Schedule TO, commencing the Offer. Sun Capital stated in the Schedule TO that it intended to amend the Offer to reduce the purchase price to $19.50 net per share if the Company proceeded with and closed the Note Tender.

On January 15, 2008, the Board of Directors of the Company held a meeting with management and its advisors to discuss the Offer. On January 15, 2008, the Company issued the following press release and filed that press release on a Schedule 14D-9:

KELLWOOD COMPANY ADVISES SHAREHOLDERS TO TAKE NO ACTION
AT THIS TIME IN RESPONSE TO SUN CAPITAL’S TENDER OFFER

Kellwood Company (NYSE:KWD) today advised its shareholders to defer taking any action at this time in response to Sun Capital Securities Group, LLC’s (“Sun Capital’s”) announcement that it has commenced an unsolicited tender offer for all the outstanding shares of Kellwood other than those shares which it already owns at a price of $21.00 per share in cash. The Company’s Board of Directors will review Sun Capital’s offer and make a recommendation to shareholders in due course.

Kellwood noted that the offer received today is for the same price as the unsolicited proposal the Company received from Sun Capital on September 18, 2007 and again on November 12, 2007. As previously announced, after a careful review with the assistance of the Company’s independent financial advisors, Kellwood’s Board of Directors determined that Sun Capital’s unsolicited $21.00 proposal significantly undervalues the strength of Kellwood’s expanded portfolio of brands and the Company’s opportunities for sales and earnings growth, including the potential benefits of the execution of the Company’s strategic plan. The Board, therefore, unanimously determined that the proposal was not in the best long-term interests of Kellwood and its shareholders.

Banc of America Securities LLC is acting as financial advisor, and McDermott Will & Emery LLP is serving as legal counsel, to Kellwood.

On January 18, 2008, the Board of Directors retained Morgan Stanley as an additional financial advisor to the Company with respect to the Offer.

On January 21, 2008, the Executive Committee of the Board of Directors met and after consultation with its advisors decided to extend the early tender deadline with respect to the Note Tender. On January 21, 2008, the Company issued a press release extending the early tender deadline to 5:00 p.m. New York City time on January 30, 2008.

On January 25, 2008, the Board of Directors of the Company met with management and its advisors to discuss the Offer. The Board of Directors reviewed its fiduciary duties. Banc of America and Morgan Stanley presented an analysis of the Offer and a review of strategic alternatives, including a potential sale of the Company. Morrow & Co., LLC made a presentation regarding the implications and potential consequences of a proxy contest with Sun Capital regarding the election of directors at the Company’s 2008 annual meeting. The Board of Directors also resolved to defer the Distribution Date under the Rights Plan until the earlier of the Stock Acquisition Date (as such terms are defined in the Rights Plan) or such time as the Board of Directors of the Company shall designate, so that the Company’s preferred stock purchase rights would not become exercisable or transferable apart from the Common Stock.

Following the January 25, 2008 meeting, the Company’s financial advisors contacted the financial and legal advisors of the Purchaser and informed them that the Board of Directors of the Company would be meeting on January 27, 2008 to respond to the Offer. The Company’s advisors suggested that there was an opportunity for a negotiated deal if there were a meaningful increase in the Offer price. The representatives of the Purchaser responded that the Purchaser would require an opportunity to conduct a due diligence investigation with respect to the Company. Representatives of the Company then responded that in connection with a due diligence review, the Company would need a confidentiality agreement, an agreement that the Purchaser would not lower its price, and a “Go Shop” provision providing time to allow the Company to contact other potential purchasers.

On January 26, 2008, in a call among advisors of the Company and advisors of the Purchaser that was initiated by the Purchaser’s advisors, the Purchaser’s advisors stated that the price that the Purchaser was prepared to pay remained unchanged at $21.00 per share, but the Purchaser needed one week to conduct a due diligence review of the Company. The Purchaser’s advisors did not say that there would be any commitment by the Purchaser to maintain the $21.00 Offer price, and said that there was no assurance that the Purchaser would increase that price.

On January 27, 2008, the Executive Committee of the Board of Directors held a meeting with its advisors to consider the Company’s response to the Offer, and at that time, the Executive Committee received an update on the communications between representatives of the Company and Purchaser.

On January 27, 2008, the Board of Directors of the Company held a meeting to further consider the Offer. At the meeting, the Board of Directors were updated with respect to the communications between its financial advisors and the advisors of the Purchaser and reviewed the views of Banc of America and Morgan Stanley as well as information from management and its other advisors. After careful consideration, including consultation with the Company’s management and the Company’s financial and legal advisors and taking into account the factors described under Reasons for the Recommendation of the Board of Directors below, the Board of Directors unanimously determined that it intended to remove all impediments to the Offer that are in the control of the Company so that the Offer may be consummated on February 12, 2008, subject to the Majority Condition being satisfied and subject to the Company not making a determination that a transaction with a third party has a reasonable likelihood of delivering a per share price in excess of $21.00. The Kellwood Approval Conditions are described more fully in Item 8 below. The Board of Directors also authorized the issuance of a press release and the filing of a recommendation statement with the SEC setting forth the Board of Directors’ decision to take no position with respect to the Offer.

Reasons for the Recommendation of the Board of Directors

In reaching its decision to take no position with respect to the Offer and make no recommendation to the Company’s stockholders regarding the Offer, the Board of Directors consulted with management of the Company, its financial and legal advisors, and took into account numerous other factors, including, but not limited to, the following:

•	While the Board of Directors and management believe in the long-term potential of the Company, the stockholders should be allowed the opportunity to make their own decision on the Offer, and that certain stockholders may find the $21.00 Offer price attractive;

•	The Offer is a firm tender offer and has no due diligence requirement or financing contingency;

•	The uncertainty of the current economic conditions, particularly in the retail and apparel sectors;

•	The impact on the Company of the disruption and distraction of a proxy contest for the election of directors, which is the stated intention of Sun Capital;

•	The Company’s ability to seek an alternative superior transaction prior to the consummation of the Offer, and the financial advisors’ view that under the circumstances this is a reasonable timeframe to see whether such a transaction is available; and

•	The potential benefits and risks to stockholders in pursuing the current or alternative strategies relative to the $21.00 per share Offer price.

As part of its consideration of its position with respect to the Offer, the Board also recognized that there were certain factors that may be in favor of recommending that the Company’s stockholders reject the Offer and not tender their shares in the Offer and certain factors that may be in favor of recommending that stockholders accept the Offer and tender their shares in the Offer.

The foregoing discussion of the information and factors considered by the Board of Directors is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board of Directors in reaching its conclusions and decision not to make a recommendation in relation to the Offer. The members of the Board of Directors evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, taking into account the advice of the Company’s financial and other advisors. In light of the variety of factors and amount of information that the Board of

Directors considered, the members of the Board of Directors did not find it practicable to provide a specific assessment of, quantify, or otherwise assign any relative weights to the factors considered in reaching its decision to take no position. However, the Board’s determination to make no recommendation was made after considering the totality of the information and factors involved. Individual members of the Board of Directors may have given different weight to different factors.

Recommendation of the Board of Directors

In light of the factors described above, the Board of Directors has unanimously determined it should take no position with respect to the Offer.

(c)	Intent to Tender.

To the knowledge of the Company, none of the Company’s executive officers, directors or affiliates currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer. However, if the Company satisfies the Kellwood Approval Conditions, believes that the Majority Condition will be met, and the Company does not make a determination that a transaction with a third party has a reasonable likelihood of delivering a per share price in excess of $21.00, it is expected that the Company’s executive officers and directors will tender their Common Stock.

The following table shows, as of January 18, 2008, the beneficial ownership of each present director and executive officer of shares of Common Stock, as well as deferred stock units.

				Options to Vest
		Deferred	Options	Within 60 days	Total Stock
Name	Common Stock	Stock Units	Exercisable(1)	of 1/25/08(1)	Ownership

Ben B. Blount, Jr.	0	4,419	0	0	4,419
Patrick J. Burns	4,086	0	27,034	7,216	38,336
William Lee Capps III	21,987	0	75,534	8,016	105,537
Kitty G. Dickerson	3,528	7,185	9,000	0	19,713
Samuel W. Duggan II	2,000	0	0	0	2,000
Jerry M. Hunter	2,700	5,721	9,750	0	18,171
Larry R. Katzen	2,200	7,185	4,000	0	13,385
Gregory W. Kleffner(2)	13,365	0	13,001	2,999	29,365
David J. LaRocca,Jr.	1,023	0	0	0	1,023
Philip B. Miller	4,000	2,329	0	0	6,329
Janice E. Page(3)	4,074	5,572	7,000	0	16,646
Thomas H. Pollihan	10,228	0	39,101	4,949	54,278
Michael M. Saunders	1,023	0	0	0	1,023
Robert C. Siegel	3,500	0	0	0	3,500
Robert C. Skinner, Jr.	18,561	0	106,568	23,432	148,561
George Sokolowski	0	0	0	0	0
Donna B. Weaver	1,207	0	19,351	3,699	24,257
Harvey A. Weinberg	2,000	6,759	0	0	8,759
TOTAL:					495,302

[1]	Some of these options are exercisable at prices above the offer price and are not expected to be tendered in the Offer.

[2]	Mr. Kleffner is the indirect owner of 11,000 shares of Common Stock owned by his spouse.

[3]	Mrs. Page is the indirect owner of 2,100 shares of Kellwood common stock owned by her spouse and minor child.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

The Board of Directors has retained Banc of America Securities LLC and Morgan Stanley Co. Incorporated, as its financial advisors in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer.

Pursuant to an engagement letter dated September 19, 2007, the Company engaged Banc of America to act as its financial advisor in connection with any third party’s attempt, proposal or offer for the acquisition of, control of, or a controlling interest in, the Company including, without limitation, any such attempt, proposal or offer by Sun Capital. Pursuant to the terms of the engagement letter, the Company has agreed to pay Banc of America customary fees for its services. In addition, the Company has agreed to reimburse Banc of America for all reasonable out-of-pocket expenses (including fees and disbursements of its legal counsel) arising out of or in connection with its engagement and to indemnify Banc of America against certain liabilities relating to or arising out of its engagement.

Pursuant to an engagement letter dated January 24, 2008, the Company confirmed the engagement of Morgan Stanley to act as its financial advisor in connection with the Offer. Pursuant to the terms of the engagement letter, the Company has agreed to pay Morgan Stanley customary fees for its services. In addition, the Company has agreed to reimburse Morgan Stanley for all reasonable out-of-pocket expenses (including fees and disbursements of its legal counsel) arising out of or in connection with its engagement and to indemnify Morgan Stanley against certain liabilities relating to or arising out of its engagement.

Banc of America and certain of its affiliates, including Bank of America, N.A., in the past have provided investment banking and financial services to the Company, for which services they have received customary compensation. In the ordinary course of business, Banc of America or Morgan Stanley and their respective affiliates may actively trade or hold securities of the Company for their own account or for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

On January 3, 2008, the Company entered into the ASR Agreement pursuant to which the Company planned to repurchase $80 million of its Common Stock. On January 3, 2008, the first installment of 2.5 million shares of Common Stock was delivered to the Company pursuant to the ASR Agreement. The Offer and the position of the Board of Directors set forth in this Schedule 14D-9 may give rise to adjustments to economic terms under the ASR Agreement to reflect the economic impact of such announcements on the ASR transaction, including those relating to Bank of America, N.A.’s hedging position under the ASR Agreement.

The Company has retained Joele Frank, Wilkinson Brimmer Katcher as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation for such services and has agreed to reimburse out-of-pocket expenses arising out of or in connection with its engagement, as well as to indemnify it and certain related persons will be indemnified against certain liabilities relating to or arising out of the engagement.

The Company utilizes the services of Integrated Corporate Relations in connection with its shareholder relations. The Company has agreed to pay customary compensation for such services and has agreed to reimburse reasonable out-of-pocket expenses arising out of or in connection with its engagement, as well as to indemnify it and certain related persons against certain liabilities relating to or arising from the engagement.

The Company has retained Morrow & Co., LLC to monitor activity in the market of the Company’s stock and to assist with communications with its stockholders in connection with the Offer by Sun Capital. The Company has agreed to pay customary compensation for such services and has agreed to reimburse reasonable out-of-pocket expenses arising out of or in connection with its engagement, as well as to indemnify it and certain related persons against certain liabilities relating to or arising from the engagement.

The Company utilizes the services of McDermott Will & Emery LLP as legal advisor. In addition, the Board of Directors has retained Sonnenschein Nath & Rosenthal LLP to provide legal advice. The Company utilizes Richards Layton & Finger P.A. as counsel in the State of Delaware.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

On December 11, 2007, Samuel W. Duggan II purchased 2,000 shares at $17.596 per share; on December 13, 2007, Gregory W. Kleffner and his wife purchased 10,000 shares at $17.69 per share; and on December 14, 2007, Robert C. Siegel purchased 3,500 shares at $16.95 per share of Company Common Stock. Other than as noted in the preceding sentence, to the Company’s knowledge, during the past 60 days, no transactions with respect to the Common Stock have been effected, by any of the Company’s executive officers, directors, affiliates or subsidiaries.

Pursuant to a previously announced stock repurchase plan the Company purchased 1.1 million shares of Common Stock from December 11, 2007 through January 3, 2008, at an average price per share of $17.41.

On January 3, 2008, the Company entered into the ASR Agreement, pursuant to which the Company planned to repurchase $80 million in shares of its Common Stock. On January 3, 2008, the first installment of 2.5 million shares of the Common Stock was delivered to the Company pursuant to the ASR Agreement.

Item 7.	Purposes of the Transaction and Plans or Proposals

(a) Except as set forth in this Schedule 14D-9, the Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. The Company does, however, continue to explore license and acquisition opportunities as they become available.

The Company intends to satisfy the Kellwood Approval Conditions so that the Offer can be consummated on February 12, 2008, subject to the Majority Condition being satisfied and subject to the Company not making a determination that a transaction with a third party has a reasonable likelihood of delivering a per share price in excess of $21.00.

The Company’s financial advisors, Banc of America and Morgan Stanley, will approach third parties who have previously contacted the Company, and other third parties, including Sun Capital, to seek an alternative transaction with a value above $21.00 per share. The Company does not intend to disclose developments with respect to this process. If the Company makes a determination that a transaction with such third party has a reasonable likelihood of delivering value above $21.00 per share, the Company reserves the right to not remove the Kellwood Approval Conditions impediments to the Offer.

(b) Except as set forth in this Schedule 14D-9, there is no transaction, board resolution, agreement, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the matters referred to in Item 7(a) immediately above.

Item 8.	Additional Information

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Board of Directors Action regarding Note Tender

At a meeting on January 27, 2008, the Board of Directors took action to extend the early tender deadline and termination date under the Note Tender to February 13, 2008. The Board of Directors intends to terminate the Note Tender prior to the expiration of the Offer on February 12, 2008 so that the Offer can be consummated, subject to the Majority Condition being satisfied and subject to the Company not making a determination that a transaction with a third party has a reasonable likelihood of delivering a per share price in excess of $21.00.

Board of Directors Action Regarding Rights Plan

At a meeting on January 25, 2008, the Board of Directors took action, as permitted by the Rights Plan, to postpone the Distribution Date (as defined in the Rights Plan), which may otherwise be triggered by the Offer, to that time immediately preceding consummation of any transaction or series of related transactions in which a Person (as defined in the Rights Plan) becomes, or will likely become (as determined by the Company’s Board of Directors), a 20% Stockholder (as defined in the Rights Plan) or until such date as may be determined by the Board of Directors. Until the Distribution Date, the preferred stock purchase rights will continue to be evidenced by the certificates for the shares of Common Stock and the preferred stock purchase rights will be transferable only in connection with the transfer of the associated shares of Common Stock. In addition, the Board of Directors intends to take appropriate action with respect to the Rights Plan to permit the Offer to be consummated without causing a Distribution Date under the Rights Plan.

The Company intends to approve the Offer so that a Distribution Date with respect to the series A preferred rights of the Company will not occur under the Rights Plan, subject to the Majority Condition being satisfied and subject to the Company not making a determination that a transaction with a third party has a reasonable likelihood of delivering a per share price in excess of $21.00.

Board of Directors Action Regarding Article 16 of the Company’s Certificate of Incorporation

The Company intends to authorize approval of the Offer under Article 16 of the Company’s Certificate of Incorporation so that such provision will not cause a merger between the Company and Sun Capital to require the affirmative vote of the holders of at least 75% of the Common Stock but instead would allow such a business combination to be approved by a majority of the outstanding shares of Common Stock, subject to the Majority Condition being satisfied and subject to the Company not making a determination that a transaction with a third party has a reasonable likelihood of delivering a per share price in excess of $21.00.

Delaware Business Combinations Statute

The Company intends to take all steps necessary on February 12, 2008 to make the provisions of the Delaware Business Combinations Statute inapplicable to the transactions contemplated by the Offer by the Purchaser at $21.00 per share, subject to the Majority Condition being satisfied and subject to the Company not making a determination that a transaction with a third party has a reasonable likelihood of delivering a per share price in excess of $21.00. The Company is subject to the provisions of Section 203 (the “Delaware Business Combinations Statute”) of the Delaware General Corporation Law (the “DGCL”) which imposes certain restrictions upon business combinations involving a Delaware corporation.

The following description is not complete and is qualified in its entirety by reference to the provisions of the Delaware Business Combinations Statute. In general, the Delaware Business Combinations Statute prevents a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers such as the merger proposed by Sun Capital) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Delaware Business Combinations Statute, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Delaware Business Combinations Statute in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Delaware Business Combinations Statute is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither the Company’s Certificate of Incorporation nor Bylaws exclude Sun Capital, Purchaser or their affiliates from the coverage of the Delaware Business Combinations Statute. Unless Sun Capital, Purchaser or their affiliates acquisition of 15% or more of the Common Stock is approved by the Board of Directors before the Offer is consummated, the Delaware Business Combinations Statute will prohibit consummation of the proposed merger for a period of three years following consummation of the Offer unless each proposed business combination (including, the merger proposed by Sun Capital) is approved by the Board of Directors and 66 2/3% of the Company stockholders, excluding Sun Capital, Purchaser or their affiliates, or unless Sun Capital, Purchaser or their affiliates acquire at least 85% of the Common Stock in the Offer. The provisions of the Delaware Business Combinations Statute would be satisfied if, prior to the consummation of the Offer, the Company’s Board of Directors approves the Offer.

Appraisal Rights.  Holders of the Common Stock do not have appraisal rights as a result of the Offer. However, if the Offer is successful and the proposed merger is consummated, holders of the Common Stock in connection with the proposed merger will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Common Stock. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the proposed merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Common Stock could be based upon factors other than, or in addition to, the price per share to be paid in the proposed merger or the market value of the Common Stock. The value so determined could be more or less than the price per share to be paid in the proposed merger.

Delaware Law.  The proposed merger would need to comply with various applicable procedural and substantive requirements of Delaware law. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. Sun Capital would be a controlling stockholder if the Offer is successful, which is a condition to the proposed merger. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties.

Item 9.	Exhibits

Exhibit No.	Document

(a)(1)	Press Release issued by Kellwood Company on January 27, 2008
(a)(2)	Letter, dated January 27, 2008, to Kellwood Company’s associates
(a)(3)	Letter, dated January 28, 2008, to Kellwood Company’s Stockholders
(e)(1)	Excerpt from 2007 Proxy Statement filed with the SEC on April 27, 2007 and Certain 8-K Filings of the Company related to Executive Officer and Director Compensation

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KELLWOOD COMPANY

By:	/s/ ROBERT C. SKINNER, JR.
Robert C. Skinner, Jr.
Title: Chairman, President and Chief Executive Officer

Date: January 28, 2008